UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

CYBR International, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       June 28, 2022

Physical Address of Issuer:

146 N. Holliday Street, Strasburg, VA 22657, United States

Website of Issuer:

www.cybrinternational.ai

Current Number of Employees:

18

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$4,986,575	$1,834,457
Cash & Cash Equivalents	$3,075,063	$0
Accounts Receivable	$1,851,391	$0
Current Liabilities	$429,900	$0
Long-Term Liabilities	$1,296,255	$0
Revenues/Sales	$3,923,428	$3,900,000
Cost of Goods Sold*	$2,494,573	$1,400,000
Taxes Paid	$0	$0
Net Income/(Loss)	$865,218	$800,000

*   Exhibit B, attached hereto and made a part hereof, includes the audited financials for the Issuer for the periods shown above.

**   Cost of Sales

TABLE OF CONTENTS

<p align="center">**March 6, 2026**</p>

<p align="center">**CYBR International, Inc.**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by CYBR International, Inc. ("**CYBR,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.cybrinternational.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

<p align="center">The date of this Form C-AR is March 6, 2026.</p>

<p align="center">***THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.***</p>

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

CYBR International, Inc.
(Issuer)

By:/s/ Shawn Key
(Signature)

Shawn Key
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wilson Cochran
(Signature)

John Wilson Cochran
(Name)

Director
(Title)

March 6, 2026
(Date)

/s/ Joseph Steen
(Signature)

Joseph Steen
(Name)

Director
(Title)

March 6, 2026
(Date)

/s/ Shawn Key
_____
(Signature)

Shawn Key
_____
(Name)

Director
_____
(Title)

March 6, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 6, 2026

CYBR International, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

CYBR International, Inc. is a cybersecurity solutions provider serving commercial organizations and government agencies, with a focus on AI-enabled threat detection and file asset management to help customers identify malicious activity that traditional tools may miss.

The Company was formed on June 28, 2022, as a Delaware corporation. The Company acquired all of the assets of CYBR International Inc, a Wyoming corporation formed on March 16, 2020, on June 28, 2022, in exchange for common stock of the Company and shareholders of the Wyoming entity became shareholders of the Company. The Wyoming entity was subsequently liquidated. Simultaneously with the acquisition of the assets of CYBR International Inc, the Company also acquired two other companies, 21st Century Technologies and HeurekaCyber, which were subsequently integrated into the Company and are now run as operating divisions.

The Company is headquartered in Virginia. The Company sells its products through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.cybrinternational.ai. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by the CEO and he will exercise voting control.

Shawn R. Key, the CEO of the Company, beneficially owns a majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Key may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Key may have interests that are different from yours. For example, Mr. Key may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Key could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company is reliant on several customers and is exposed to client concentration risk.

The Company's current revenues are derived from a limited number of clients. As such, in the event the Company were to lose any of these clients, it could have a material adverse impact to the Company's revenues, financial results and business operations.

If we are unsuccessful in adding clients for our products or services, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer cybersecurity software solutions and related services, including AI-enabled threat detection and threat intelligence capabilities. The amount of users of our products and services, and our client's level of engagement, are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active customers of our products and services. If clients do not perceive our products or services to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulations could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, we are certified with the U.S. General Services Administration and must comply with these requirements. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Description of the Business

CYBR International, Inc. is a cybersecurity solutions provider serving commercial organizations and government agencies, with a focus on AI-enabled threat detection and file asset management to help customers identify malicious activity that traditional tools may miss.

Business Plan

The Company's mission is to integrate the best of AI solutions and best practices to be the defense of choice of government agencies and corporations against ever more advanced cyberattacks. In addition to providing world-class cybersecurity solutions to organizations with critical infrastructure, the Company also intends to provide SaaS-based data inspection and threat intelligence aggregation services and to offer holistic solutions combining products and services.

The Company plans to significantly expand its business by increasing sales and marketing activities, building out a SaaS backend, developing international business and expanding the Company's corporate headquarters. Any capital we raise in the future will empower us to expand our sales and marketing efforts, SaaS backend development and international business growth, while also providing working capital as we grow out our infrastructure and continue to aggressively expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
CYBRscan	Cloud-based SaaS utilizing an AI integrated approach to recognize previously unseen malware before it exploits existing vulnerabilities.	Businesses and U.S. government agencies.
Support Services	Provide support services for a variety of cybersecurity solutions, including major projects for government agencies and large corporate businesses.	U.S. government agencies and businesses.
CYBR Malware Information Sharing Platform	An open-source platform for collecting, storing, distributing and sharing cyber threat indicators and threat intelligence.	U.S. government agencies and businesses.
Security Scorecard	A comprehensive security posture assessment tool covering vulnerability & threat scanning.	U.S. government agencies and businesses.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. There are over 1,000 cybersecurity software solutions in the U.S. alone. Competitors range from large, publicly traded companies like Crowdstrike to smaller niche players like Vipr and Intruder.

Customer Base

We sell our products and services to corporations and government agencies. The Company has been approved with the U.S. General Services Administration and has been added to the Approved Products List which allows the Company to market its products to all federal agencies.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks. All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, we are certified with the U.S. General Services Administration and must comply with these requirements. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shawn R. Key	CEO, President, Co-Founder and Chairman	CEO, President, Co-Founder and Chairman of CYBR International, Inc., 2025 – Present (previously Co-Founder and Director, 2022 – 2023). Responsible for overall company strategy and leadership, product direction (AI-driven threat analytics / cyber-risk intelligence), customer and partner development, and oversight of delivery of CYBR's cybersecurity products and services. Global Cybersecurity Consultant, 2022 - 2025 Provided advisory work on enterprise cybersecurity and related solutions.	Eastern Michigan University, Master of Liberal Studies, Interdisciplinary Technology, 1994–1996
John Wilson Cochran	VP of Business Development, Co-Founder and Director	VP of Business Development, Co-Founder and Director of CYBR International, Inc., 2025 – Present (formerly CEO, President, and Chairman, 2022 – 2025). Responsible for business development matters. Senior Consultant to the Company (and its predecessor Wyoming entity), 2021 – 2022. Responsible for commercial business development, focused on the construction and financial sectors.	Attended Ferrum College

Joseph Steen	Director	Director of the Company, 2022 – Present. Responsible for Board oversight. Consultant to the Company (and its predecessor Wyoming entity), 2018 – 2022. Advised on strategic and tactical issues as warranted. Chair of Church Council, St. Thomas United Methodist Church, Manassas VA 2020 – 2022. Led Church Council which provided direction and oversight for the 13 church committees.	Virginia Tech, B.S., Political Science and History, 1992

Biographical Information

<u>Shawn R. Key</u>: Shawn is the CEO, President, Co-Founder and Chairman of the Issuer. He is a cybersecurity subject matter expert specializing in enterprise defense, AI-driven threat analytics, and cyber-risk intelligence. Over the course of his career, Shawn has built a reputation for bridging technical capability with strategic clarity, helping organizations understand, prepare for, and mitigate an evolving landscape of digital threats. Shawn's experience spans offensive and defensive cyber operations, vulnerability assessment, incident response, cloud security, and advanced risk modelling. He has worked extensively with cybersecurity tools, threat-intelligence platforms, and emerging technologies to develop frameworks designed to deliver operational value at scale, with an emphasis on automation, accuracy, and real-time situational awareness. Recognizing the fragmentation and reactivity of the cybersecurity industry, Shawn co-founded the Issuer to pursue a more proactive, intelligence-driven approach. Under his leadership, the Issuer focuses on building AI-enhanced platforms that simplify complex data, accelerate decision-making, and strengthen organizational readiness against sophisticated adversaries. Shawn holds a master's degree in interdisciplinary technology and is known for translating complex cybersecurity concepts into accessible strategies for executives, investors, and mission-critical teams. He has received grants and awards from organizations including Mach37 (Center for Innovative Technology), Dell Founders 50 Club, Tandem NSI (National Security Administration affiliate), and Georgetown University, among others. He continues to lead the Issuer with an emphasis on innovation, resilience, and purpose, developing next-generation capabilities for public- and private-sector partners operating in high-risk, high-consequence environments.

<u>John Wilson Cochran</u>: Wilson is the VP of Business Development, Co-Founder and Director of the Company. He is an entrepreneur by nature who previously worked as a consultant to Key Cybersecurity, Inc., a cyber security firm which was part of the inaugural Mach37.com cohort. Funded by the Commonwealth of Virginia Governor's office, Wilson supported the company as a presenter at many prestigious events, winning numerous awards, grants and raising hundreds of thousands of dollars including matching gap funds from the Center of Innovative Technology (CIT). Accolades included Dell Founder's 50 Club (1 of 50 most disruptive technologies in the world), Winner, Best Technology (Security Category) – Destination Innovation, Tandem NSI (2nd Place), Georgetown Hoyas Startup, and AOL Fishbowl selectee.

<u>Joseph Steen</u>: Joseph is a Director of the Company. Joseph has spent his entire career within U.S. intelligence, primarily in the CIA's Open-Source Enterprise (OSE). After moving out of line officer work in 1998, Joseph held numerous staff and management positions for 22 years at the OSE. His last position was as the Chief of Staff for OSE's Chief of Operations. Joseph was responsible for ensuring the office and front office staff drove the OSE collection and analytic mission effectively and efficiently. His primary responsibilities included drafting and overseeing the execution of strategic, fiscal, organizational, governance and overseas staffing plans, as well as all aspects of personnel-related tasks (including hiring, evaluations and promotions). Prior to his last role at OSE, Joseph held numerous positions that afforded him the opportunity to tackle operational and administratively heavy situations. He ran a division of over 600 staff and contract personnel that provided diverse support to the entire CIA workforce. During this time, Joseph successfully led a major contract competition that included six prime companies and multiple subcontractors for multiple millions of dollars. In 2013, Joseph led the effort to start up an applied research division

within OSE. Within three months, he had the division staffed and operational. Most importantly, Joseph ensured that his division's efforts were integrated with other intelligence community efforts, including DARPA, IARPA and In-Q-Tel. Over the course of his career, Joseph worked every major target for the intelligence community, including counterterrorism, North Korea, China, Russia, Iraq, Iran, Afghanistan and counternarcotics, among others. He also had the honor of serving and living for over seven years in three countries in Europe and Asia and served as the chief of the office during his last overseas assignment. His most beloved CIA position was within the CIA's Operations Center. Joseph's final Operations Center tour was as the Senior Duty Officer before and during the first few months of the war with Iraq. He ensured that the most significant raw intelligence and finished intelligence analysis reached the President of the United States, other senior presidential officials and senior policy makers. Joseph received numerous individual and team awards over the course of his CIA career. He retired from the CIA in 2021.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 18 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). As of the date of this Form C, 46,699,516 shares of Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	46,699,516*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*A portion of the outstanding shares are subject to time-based vesting and are not yet fully vested.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shawn Key	35,000,000 shares of Common Stock*	74.95%

*These shares are subject to time-based vesting and are not fully vested.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	N/A	9,910,317	N/A	June 28, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$364,340**	314	Research & Development and General Working Capital	August 28, 2024	Reg CF
Common Stock	$0	35,000,000***	N/A	January 31, 2025	Section 4(a)(2)

*   Issued to the shareholders as a result of the acquisition of CYBR International Inc, a Wyoming corporation.
** Excludes $7,286 in SAFEs issued to the Intermediary as a commission. These SAFEs were subsequently converted into 1,728,885 shares of Common Stock on December 17, 2025.
*** These shares are subject to a time-based vesting schedule and are not yet fully vested.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of December 31, 2025, the Company had an aggregate of $4,508,763 in cash and cash equivalents, leaving the Company with over two years of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In August 2024, the Company completed an offering of SAFEs (Simple Agreement for Future Equity) pursuant to Regulation CF and raised $364,340 (excluding $7,286 in SAFEs issued to the Intermediary as a commission).

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. A crowdfunding campaign is expected to launch in March 2026.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, including a valuation cap, the Company has ascribed no valuation to the Company, the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) During 2024, the Company's CEO, Co-Founder and Chairman, Shawn Key, provided two separate loans to the Company. The first loan was a director loan in the aggregate amount of $1,100,255 and covered a series of advances to the Company for its operating purposes. The other was an unsecured loan in the aggregate amount of $196,000 and relates to deferred salary. All loans did not charge interest and there were no formal agreements put in place. As of December 31, 2024, both of these loans were forgiven and no obligations remain.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
March 6, 2026

CYBR International, Inc.





CYBR International, Inc

**Audited Consolidated Financial Statements
for the Year ended on December 31, 2024**

McKenzie Forensic Auditors, Inc.
Nathan@Mckenziecpagroup.com
| Mckenzieforensic.com

TABLE OF CONTENTS



Independent Auditor's Report

To the Board of Directors and Management of
CYBR International, Inc.

Opinion

We have audited the accompanying Consolidated financial statements of **CYBR International, Inc**. (a Delaware corporation – Parent Company) and Subsidiaries (**21st Century Technologies Inc and Huereka Cyber Inc**), which comprise the consolidated balance sheets for year ended December 31, 2024 and the its related statements of income, statements of changes in stockholders' equity and statements of cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of CYBR International Inc. and subsidiaries as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We are a Public Accounting Firm Registered with The Public Company Oversight Board (PCAOB0 Registration number # 7076 We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibility is to conduct the audit of the financial statements in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), with the objective of expressing an opinion as to whether the presentation of the financial statements conforms with U.S. Generally Accepted Accounting Principles.
We are required to be independent of CYBR International Inc. and it's Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Consolidated Basis

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements include the accounts of CYBR International, Inc and its wholly owned subsidiaries (21st Century Technologies Inc and Huereka Cyber Inc), which have been combined to present a consolidated view of the Company's financial position and operations. All significant intercompany transactions and balances have been eliminated in consolidation

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CYBR International, Inc. ability to continue as a going concern for financial year 2025.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

McKenzie Forensic Auditors, Inc.

Principal: Nathaniel McKenzie,
Date: July 05, 2025

	2024
Assets	**$**
Current Assets	
Cash & Bank	3,075,063
Account Receivable	1,851,391
Deposit	20,638
Total Current Assets	**4,947,092**
Non-Current Assets	
Property Plant and Equipment, Net	39,483
Total Non-Current Assets	**39,483**
Total Assets	**4,986,575**
Liabilities and Net Assets	
Current Liabilities	
Account Payable	354,900
Accrued Expenses	75,000
Total Current Liabilities	**429,900**
Long Term Liability	
Directors Loan	1,100,255
Unsecured Loan	196,000
Total Long-Term Liability	**1,296,255**
Total Liability	**1,726,155**
Net Assets	
Equity	3,260,420
Total Net Assets	**3,260,420**
Total Liabilities & Net Assets	**4,986,575**

See accompanying notes to the financial statements which are an integral part of these statements.

CYBR INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
	$
Income	
Revenue	3,923,428
Total Income	**3,923,428**
Cost of Sales	
Salaries and Wages	730,444
Payroll Taxes	90,106
Payroll Benefits	111,179
Contract Expenses	1,562,844
Total Cost of Sales	**2,494,573**
Gross Profit	**1,428,855**
Operating Expenses	
Travel	984
Advertisement and Promotion	24,680
Utilities Expense	12,879
Office expenses	45,471
Insurance	3,208
Donations	294
Due & Subscriptions	22,359
Software Expense	7,113
Meals and Entertainment	20,231
Professional Fees	72,252
Rent	82,253
Repairs & Maintenance	5,376
Miscellaneous	1,249
Bank Charges	2,425
Office supplies	256,233
Internet & TV services	6,630
Total Operating Expenses	**563,637**
Net Income	**865,218**

See accompanying notes to the financial statements which are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
	$
OPERATING ACTIVITIES	
Net Income	865,218
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Change in Current Assets & Current Liabilities	
Depreciation	-
Account Receivable	(16,934)
Deposit	(4,801)
Accounts Payable	(350,000)
Accrued Expenses	(271)
Net Cash provided by operations:	(372,006)
Net Cash provided by/(used to) operating activities	**493,212**
INVESTING ACTIVITIES	
Purchase of Assets	(34,486)
Change in Equity	636,744
Net Cash provided by/(used to) financing activities	**602,258**
Net Cash increase for period	1,095,470
Cash at beginning of period	1,979,594
Cash at end of period	**3,075,063**

See accompanying notes to the financial statements which are an integral part of these statements.

CYBR INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2024

	Issue Capital	Securities Premium	Retained Earnings	Discount on Shares	Total Stockholder's Equity
	$	$	$	$	$
Balance January 1, 2024	**1,836,956**	**0**	**(78,498)**	**0**	**1,758,458**
Change during the year	-	-	501,264	-	501,264
Contribution during the year	-	-	471,907	-	471,907
Withdrawal during the year	-	-	(336,428)	-	(336,428)
Net income (Loss)	-	-	865,218	-	865,218
Balance December 31, 2024	**1,836,956**	**0**	**1,423,464**	**0**	**3,260,420**

See accompanying notes to the financial statements which are an integral part of these statements

Note 1 – Description of the Organization

CYBR International, Inc. ("CYBR(Delaware)" or "Company") was incorporated under the laws of Delaware on June 28, 2022. CYBR(Delaware) originated from a Corporate Re-Organization undertaken by CYBR International, Inc ("CYBR Wyoming"), a Wyoming corporation. In this reorganization, CYBR Wyoming conveyed all of its assets—free from any liens and encumbrances—to CYBR(Delaware). In return, CYBR Wyoming received the complete equity of CYBR(Delaware). Company seeks to provide global cybersecurity solutions for commercial and government organizations. CYBR(Delaware) has 2 wholly owned business units: 21st Century Technologies Inc and Huereka Cyber Inc.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Revenue from contract with customers

The company enters into arrangements with customers that contain multiple performance obligations with its customers. The company recognizes revenue from customers using a five-step model described in ASC Topic 606, Revenue from Contracts with Customers (ASC 606), which is described below:
STEP 1 – Identify the customer contract;
STEP 2 – Identify performance obligations that are distinct;
STEP 3 – Determine the transaction price;
STEP 4 – Allocate the transaction price to the distinct performance obligations; and
STEP 5 – Recognize revenue as the performance obligations are satisfied.

Other revenue

Other revenue is recognized when it is received or when the right to receive payment is established.

Cost of sales

Cost of sales includes direct costs incurred for providing services, including direct labor and overhead. Also included in cost of sales is contractor and consulting labor for the services

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and financial institutions. These are highly liquid assets that are readily convertible to a known amount of cash and are subject to insignificant risk of change in value due to the movements in market rates.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment include computers, office furniture and other equipment. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition. Subsequently to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Costs incurred subsequently to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Company beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

At each reporting date the Company assesses whether there is any indication that an item of property and equipment may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining net income or loss

Depreciation is provided to write off the cost of each asset to their residual values on a straight-line basis over their estimated useful lives.

Classifications	Estimated Useful Lives
Computer equipment	3 years
Office Equipment	5 years
Office Furniture	5 years

Intangible Assets

Intangible assets other than goodwill comprises of software expenditures like product development costs. These assets are amortized on a straight-line basis over the best estimate of their useful lives. At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Note 3 – Commitment, Contingencies and uncertainties

Commitments

The Company did not have any commitments as on 31st December, 2024.

Contingencies

From time-to-time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the outcome would have a material adverse effect on the Company's financial position.

Uncertainties

The Company has not identified any uncertainties as at the date of financial position.

Note 4 – Subsequent Events

CYBR INTERNATIONAL, Inc. has evaluated subsequent events for potential recognition or disclosure through July 09, 2025, the date the financial statements were available to be issued. The management has noted no events subsequent to year-end that require an adjustment or disclosure.

MCKENZIE
FORENSIC AUDITORS, INC
CERTIFIED PUBLIC ACCOUNTANTS

McKenzie Forensic Auditors, Inc.
Mckenzieforensic.com



Report of Independent Auditors
and Financial Statements for

CYBR International, Inc.
For the period December 31, 2023

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
CYBR International, Inc.

Opinion

We have audited the financial statements of CYBR International, Inc. (a Delaware corporation), which comprise the balance sheets for year ended December 31, 2023 and the its related statements of income, statements of changes in stockholders' equity and statements of cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of CYBR International Inc. as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We are a Public Accounting Firm Registered with The Public Company Oversight Board (PCAOB0 Registration number # 7076 We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibility is to conduct the audit of the financial statements in accordance with standards of the Public Company Accounting Oversight Board (PCAOB), with the objective of expressing an opinion as to whether the presentation of the financial statements conforms with U.S. Generally Accepted Accounting Principles.

We are required to be independent of CYBR International Inc. and it's Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CYBR International, Inc. ability to continue as a going concern for financial year 2023.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher



than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the   financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the   financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

McKenzie Forensic Group, Inc.
Firm Audit License #: **AD67362**
Individual License #: **AC44080**

Principal: Nathaniel McKenzie, MBA, CPA, CVA, CFE, CAM

Fort Lauderdale
09 September, 2024

	Note	December 31, 2023
Assets		
Current assets		
Trade and other receivables	5	1,834,457
Total current assets		1,834,457
Total assets		**1,834,457**
Liabilities		
Equity	3	
Issued capital		10,018,854
Securities Premium		32,047
Discount on issued shares		(8,216,444)
Total Equity		**1,834,457**
Total equity and liabilities		**1,834,457**

CYBR INTERNATIONAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

	Note	December 31, 2023	
Sales ,		$3.9M	-
		$1.4M	-
Gross Profit			-
Expenses		$1.7M	-
Net Income		$.8M	-

	Issued capital	Securities Premium	Retained profits	Discount on Shares	Total Stockholder's Equity
Balance as on January 1, 2023	1,018,854	32,047		(8,216,444)	1,834,457
Issue of shares	-	-		-	-
Current year net income	-	-	-	-	-
Balance as on December 31, 2023	1,018,854	32,047		(8,216,444)	1,834,457

	Issued capital	Securities Premium	Retained profits	Discount on Shares	Total Stockholder's Equity
Balance as on July 1, 2022	9,993,203	32,047		(8,208,794)	1,816,457
Issue of shares	25,650	-		(7,650)	18,000
Current year net income	-	-	-	-	-
Balance as on December 31, 2022	1,018,854	32,047		(8,216,444)	1,834,457

Note 1 – Description of the Organization

CYBR International, Inc. ("CYBR(Delaware)" or "Company") was incorporated under the laws of Delaware on June 28, 2022. CYBR(Delaware) originated from a Corporate Re-Organization undertaken by CYBR International, Inc ("CYBR Wyoming"), a Wyoming corporation. In this reorganization, CYBR Wyoming conveyed all of its assets—free from any liens and encumbrances—to CYBR(Delaware). In return, CYBR Wyoming received the complete equity of CYBR(Delaware). Company seeks to provide global cybersecurity solutions for commercial and government organizations. CYBR(Delaware) has 2 wholly owned business units: 21st Century Technologies Inc and Heureka Cyber Inc.

Note 2 – Summary of significant accounting policies

Basis of presentation – The financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The financial statements are presented in US Dollar, which is the Company's functional currency.

Revenue Recognition

Revenue from contract with customers

The company enters into arrangements with customers that contain multiple performance obligations with its customers. The company recognizes revenue from customers using a five-step model described in ASC Topic 606, Revenue from Contracts with Customers (ASC 606), which is described below:
STEP 1 – Identify the customer contract;
STEP 2 – Identify performance obligations that are distinct;
STEP 3 – Determine the transaction price;
STEP 4 – Allocate the transaction price to the distinct performance obligations; and
STEP 5 – Recognize revenue as the performance obligations are satisfied.

Other revenue

Other revenue is recognized when it is received or when the right to receive payment is established.

Cost of Sales
Cost of sales includes direct costs incurred for providing services, including direct labor and overhead. Also included in cost of sales is contractor and consulting labor for the services

Cash and Cash Equivalents
For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and financial institutions. These are highly liquid assets that are readily convertible to a known amount of cash and are subject to insignificant risk of change in value due to the movements in market rates.

Use of Estimates
The preparation of   financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the   financial statements and the reported amounts of

revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment include computers, office furniture and other equipment. Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition. Subsequently to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Costs incurred subsequently to the acquisition of an asset, which is classified as property and equipment are capitalized, only when it is probable that they will result in future economic benefits to the Company beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

At each reporting date the Company assesses whether there is any indication that an item of property and equipment may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining net income or loss.

Depreciation is provided to write off the cost of each asset to their residual values on a straight-line basis over their estimated useful lives.

Intangible assets other than goodwill comprises of software expenditures like product development costs. These assets are amortized on a straight-line basis over the best estimate of their useful lives. At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Goodwill

Goodwill is the amount by which the cost of the acquired net assets in a business combination exceeds the fair value of the identifiable net assets on the date of purchase or valuation. The Company accounts for goodwill in accordance with ASC Topic 350, Intangibles - Goodwill and Other, and the provisions of 350-20-15-4, whereby private companies may make an accounting policy election to apply an accounting alternative for goodwill amortization and impairment testing. Goodwill is amortized on a straight-line basis over a period not to exceed ten years and this accounting alternative is applied to existing balances and all additions to goodwill recognized in future transactions. The carrying value of goodwill is tested for impairment if an event occurs, or circumstances change that would indicate that the fair value of the entity (or reporting unit) may be below its carrying amount.   No impairment charges were recorded for the year ended December 31, 2023

Long-Lived Assets

Long-lived assets, including property and equipment, are evaluated for impairment in accordance with ASC Topic, Property, Plant and Equipment. If the carrying amount of the long- lived asset (or asset group) exceeds its fair value and the carrying amount is not recoverable, an impairment loss is recognized. An impairment loss is measured as the amount by which the long-lived asset (or asset group) exceeds its fair value. There was no impairment losses recorded in 2023.

Income Taxes

The Company is obligated to pay income tax. The Company assesses its income tax positions, including its continuing tax status as a corporation, based on managements' evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. At adoption, the Company did not record any cumulative effect adjustment, and the Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or state tax years under audit.

The Company did not have any accrued interest or penalties or any unrecognized tax benefits at December 31, 2023.

Note 3 – Stockholders' Equity

As of December 31, 2023, the Company has the following issued and outstanding equity shares:

Share Type	Par Value	Number of shares	Amount
Common Stock	$1		

Company is authorized to issue 50,000,000 shares.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Further, the holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment of dividends subject to any contractual restrictions against the payment of dividends on common stock.

Note 4 – Commitment, Contingencies and uncertainties

Commitments
The Company did not have any commitments as on 31st December, 2023

Contingencies
From time-to-time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the outcome would have a material adverse effect on the Company's financial position.

Uncertainties
The Company has not identified any uncertainties as at the date of financial position.

Note 5 – Related Party Transactions

The Company does not have transactions with related party

Note 6 – Subsequent Events

CYBR INTERNATIONAL, Inc. has evaluated subsequent events through 09 September 2024, which is the date the financial statements were available to be issued. The Company is not aware of any material subsequent events.